SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of April, 2019

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Rua da Quitanda, 196 – 24th floor,
Centro, CEP 20091-005,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

1
CAAS Rua da Quitanda, 196, Edifício Mário Bhering. cep:20.091-005, centro, Rio de Janeiro-RJ Tel.: (21) 2514-5641 Extrato da Ata da 032ª Reunião do Comitê de Gestão, Pessoas e Elegibilidade

CERTIFICATE

EXTRACT OF THE MINUTES OF THE THIRTY-SECOND MEETING OF THE MANAGEMENT, PEOPLE AND ELIGIBILITY COMMITTEE OF CENTRAIS ELÉTRICAS BRASILEIRAS S.A. – ELETROBRAS

It is hereby certified, for the due purposes, that, on April 29, 2019, at noon, the Management, People and Eligibility Committee - CGPE of Centrais Elétricas Brasileiras S/A - Eletrobras closed its 32nd meeting. The meeting was attended by members of the Board of Directors, JOSÉ GUIMARÃES MONFORTE (coordinator), CARLOS EDUARDO RODRIGUES PEREIRA and WALTER BAÈRE DE ARAUJO FILHO. There were no records of absences. OPINION ON ELIGIBILITY: The members of the Management, People and Eligibility Committee, in the use of their legal duties, and in accordance with Articles 14 and 64, paragraph 1, of Decree 8.945/16, and Circular Letter No. 842/MP, delivered their votes based on the documentation submitted, having unanimously and exclusively from the point of view of the legal requirements of investiture, by the eligibility of the following indication:

➢  MME - Indication of Marcelo de Siqueira Freitas to member of the Board of Directors of Eletrobras Holding.

There being no further business to discuss, the members of the Committee closed the proceedings on the eligibility of this meeting, determining that this certificate was drawn up, which, after being read and approved, was signed by me, BRUNO KLAPPER LOPES, Secretary of Governance, who drafted it.

Rio de Janeiro, April 29, 2019

BRUNO KLAPPER LOPES

Secretary of Governance

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 30, 2019
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Elvira Baracuhy Cavalcanti Presta
Elvira Baracuhy Cavalcanti Presta CFO and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.